FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 9 November 2023
Exhibit No. 2	Section 430 (2B) Companies Act 2006 Statement dated 10 November 2023
Exhibit No. 3	Director/PDMR Shareholding dated 21 November 2023
Exhibit No. 4	JPMorgan UK Leaders Conference dated 22 November 2023
Exhibit No. 5	Dividend Declaration dated 23 November 2023

Exhibit No. 1

9 November 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.
NatWest Group plc (the Company) announces that ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) were delivered to PDMRs on 7 November under the NatWest Group 2014 Employee Share Plan (Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance for the three month period ending 31 December 2023 and have been calculated using a Share price of £1.8025.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, Commercial & Institutional Non Ring-Fenced Bank, Interim CEO, Commercial & Institutional Ring-Fenced Bank, and CEO, NatWest Markets	20,805	10,210	10,595
Keiran Foad	Group Chief Risk Officer	57,213	26,931	30,282
David Lindberg	CEO, Retail Banking	45,077	21,219	23,858
Scott Marcar	Group Chief Information Officer	57,213	26,931	30,282
Katie Murray	Group Chief Financial Officer	109,286	51,442	57,844
Paul Thwaite	Group Chief Executive Officer	145,632	68,550	77,082
Jen Tippin	Group Chief People & Transformation Officer	57,213	26,931	30,282

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.9555. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three or five year period.

2.
The Company announces that on 7 November 2023, a conditional Buy-out award (Award) was granted under the Plan to the PDMR set out below in order to replace awards forfeited on leaving their previous employer.

Name of PDMR	Position of PDMR	Award price	No. of Shares granted
Keiran Foad	Group Chief Risk Officer	£2.63921	386,086
1. The Award price has been calculated using a 5 day average Share price taken immediately prior to the PDMR joining the Group.

Mr Foad's Awards are eligible to vest between 2023 and 2028. The Awards are subject to malus and clawback provisions, where applicable.

3.
The Company announces that on 7 November 2023, a conditional buy-out over Shares vested to the PDMR set out below. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by the PDMR is set out below:-

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Keiran Foad	Group Chief Risk Officer	Buy-out	12,234	5,759	6,475

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.9555.

Vested Shares retained after payment of associated tax liabilities will, where applicable, be subject to retention periods which mirror the retention periods applicable to the PDMR's original awards from their previous employer.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc
10 November 2023

Section 430 (2B) Companies Act 2006 Statement

Following the Group's disclosure on 23 August 2023 regarding remuneration arrangements for the former Group Chief Executive, Alison Rose, this announcement provides an update to those remuneration arrangements.

The Board has confirmed that, in line with Ms Rose's service agreement, payment of her fixed pay elements will be made for the remainder of her contractual notice period, which will end on 26 July 2024. These contractual elements comprise salary, fixed share allowance and a pension allowance of 10% of salary and contractually agreed benefits in line with the terms of our approved Directors' Remuneration Policy (DRP). The total value over the remainder of the notice period is £1,748,142.

Following the announcement that Ms Rose stepped down from her role by mutual agreement, it has been confirmed that good leaver status is not applicable under the relevant share plan rules. There is no change to the vesting schedule of her awards; any awards due to vest after her cessation of employment on 26 July 2024 will lapse. The current value of the unvested share awards that will lapse is £4,711,491.* No finding of misconduct has been made against Ms Rose by NatWest Group.

In addition, no bonus or variable remuneration will be paid to Ms Rose in respect of service during 2023. Had Ms Rose remained in role as Group Chief Executive for all of 2023 then under the approved DRP her maximum variable pay opportunity would have been £2,868,113, subject to satisfaction of relevant performance conditions.

Cumulatively, the value of lapsed unvested share awards and the bonus or variable remuneration for 2023 that Ms Rose will forego totals £7,579,604.*

In accordance with the terms of the DRP, under the settlement agreement a payment will be made towards Ms Rose's legal fees and outplacement support. This will be a maximum of £395,000 plus VAT for legal fees and £60,000 plus VAT for outplacement support.

*Note: Values for lapsed shares are based on the closing NatWest Group share price on 9 November 2023 which was 200.80p.

For more information, please contact:

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

21 November 2023
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on the date and at the price indicated:

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Jen Tippin	Chief People & Transformation Officer, NatWest Group plc	36,087	£2.0782	20 November 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 4

NatWest Group plc - JPMorgan UK Leaders Conference

Paul Thwaite, CEO, will participate in a fireside chat at the JPMorgan UK Leaders Conference on Wednesday 22nd November 2023 at 2:15pm GMT.  A live webcast will be available on our website https://investors.natwestgroup.com/

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 5

NATWEST GROUP plc

23 November 2023

DIVIDENDS ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 30 SEPTEMBER 2023

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. Unless otherwise resolved by the Board, the dividends will be paid on 29 December 2023 at the rate of 5.5 per cent and 2.75 per cent respectively, and will be paid to those preference shareholders on the register at the close of business on 1 December 2023.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

End

 Date: 30 November 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary